OCT-22-2001 10:56 CT CORPORATION SYSTEM 775 688 3057 P.02/02

OCT 22 2001 1:08PM RAICE PAYKIN + KRIEG LLP 2126849022 P.2

FILED # C28337-01

OCT 2 2 2001

IN THE OFFICE OF DEAN HELLER SECRETARY OF STATE

DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708



Articles of Incorporation
(PURSUANT TO NRS 78)

Office Use Only

Important: Read attached instructions before completing form.

1. Name of Corporation:	DS & E METALS, INC.
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	The Corporation Trust Company of Nevada Name 6100 Neil Road, Suite 500, Reno, NEVADA 89511 Physical Street Address City Zip Code Additional Mailing Address City State Zip Code
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 1000 Par value: $ 0.01 Number of shares without par value: 1000
4. Names, Addresses, Number of Board of Directors/Trustees:	The First Board of Directors/Trustees shall consist of 1 members whose names and addresses are as follows: 1. Isaac Nussen Name 131 West 35th Street New York NY 10001 Street Address City State Zip Code 2. Name Street Address City State Zip Code 3. Name Street Address City State Zip Code 4. Name Street Address City State Zip Code
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: Manufacture and sale of jewelry
6. Other Matters: (see instructions)	Number of additional pages attached: 0
7. Names, Addresses and Signatures of Incorporators: (attach additional pages if there are more than 2 incorporators)	James Klatsky Name Signature Raice Paykin & Krieg, 185 Madison Avenue New York NY 10016 Address City State Zip Code Name Signature Address City State Zip Code
8. Certificate of Acceptance of Appointment of Resident Agent:	I, The Corporation Trust Company of Nevada hereby accept appointment as Resident Agent for the above named corporation. The Corporation Trust Company of Nevada By: Jonathan P. Giddings Assistant Secretary 10/21/01 Authorized Signature of R.A. or On Behalf of R.A. Company Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form COMPARE 1999.01 Revised on: 08/27/01

OCT-22-2001 13:18 TOTAL P.02



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 69701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
[signature]	20050435287-86
Dean Heller	Filing Date and Time
Secretary of State	09/26/2005 4:51 PM
State of Nevada	Entity Number
	C28337-2001

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

DS&E METALS, INC.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1, the name is being amended to Amber Alert Safety Centers, Inc.

Article 4, the Capitalization, forward stock split of shares,

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is:** 51%

4. Effective date of filing (optional): *(must not be later than 90 days after the certificate is filed)*

5. Officer Signature (required): _____

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.   Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 -After Issuance of Stock)

1.   Name of corporation: DS&E Metals, Inc., (the "Corporation")

2.   ARTICLE I of the articles has been amended in its entirety to read as follows:

"ARTICLE I

NAME"

"The name of this corporation is Amber Alert Safety Centers, Inc. (the "Corporation")."

3.   Article IV of the Company's Certificate of Incorporation, is deleted in its entirety and replaced by the following:

"ARTICLE IV

CAPITALIZATION"

"FORWARD STOCK SPLIT OF SHARES. Effective 12:01 a.m. on September 9, 2005 22.5 newly issued shares of Common Stock shall be automatically issued for each one (1) share of Common Stock (the "Forward Split") of the Corporation. No fractional shares or scrip representing fractions of a share shall be issued, but in lieu thereof, each fraction of a share that any stockholder would otherwise be entitled to receive shall be rounded up to the nearest whole share.

Capitalization

The aggregate number of shares that the Corporation shall have authority to issue is One Hundred and Five Million (105,000,000) shares of capital stock, of which One Hundred Million (100,000,000) shares are Common Stock, $0.0001 par value per share (the "Common Stock") and Five Million (5,000,000) shares are Preferred Stock, par value $0.0001 per share (the "Preferred Stock").

A.   Preferred Stock.

1.   The Board of Directors (the "Board") is authorized hereby, subject to the limitations prescribed by law and the provisions of this Article, to provide for the

issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the NRS to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series of Preferred Stock and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series of Preferred Stock, not heretofore designated, shall include, but not be limited to, determination of the following:

(a)   the number of shares constituting that series (which may be increased or decreased by the Board) and the distinctive designation of that series (provided that the aggregate number of shares constituting all series of Preferred Stock shall not exceed 5,000,000);

(b)   the dividend rate on the shares of that series, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(c)   whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d)   whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

(e)   whether or not the shares of that series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f)   whether that series shall have sinking fund for redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(g)   the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(h)   any other relative rights, powers, preferences, qualifications, limitations or restrictions relating to such series which may be authorized under the NRS."

3.   The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 51%.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20070367596-15
[signature] Ross Miller Secretary of State State of Nevada	Filing Date and Time 05/29/2007 3:45 PM
	Entity Number C28337-2001

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation
For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Amber Alert Safety Centers, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation. this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Article Fourth of the Company's Articles of Incorporation, as amended, is to be amended to add the Series A Certificate of Designation and Series B Certificate of Designation and as more fully set forth and fully incorporated herein.

Designation and Amount:

Series A Convertible Preferred - 12,000 (See Series A Certificate of Designation attached herewith for full and further details).

Series B Preferred - 100 (See Series B Certificate of Designation attached herewith for full and further details).

3. Effective date of filing (optional): ______________________

(must not be later than 90 days after the certificate is filed)

4. Officer Signature (Required): X /s/ Kai Patterson

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.1955 Designation 2007
Revised on: 01/01/07

CERTIFICATE OF THE DESIGNATIONS, POWERS
PREFERENCES AND RIGHTS
OF THE
SERIES A PREFERRED STOCK
($0.0001 PAR VALUE PER SHARE)

OF

AMBER ALERT SAFETY CENTERS, INC.
A NEVADA CORPORATION

PURSUANT TO SECTION 78 OF THE
NEVADA REVISED STATUTES

AMBER ALERT SAFETY CENTERS, INC., a Company organized and existing under the Nevada Revised Statutes of the State of Nevada (the "Company"),

DOES HEREBY CERTIFY that, pursuant to authority conferred upon the Board of Directors of the Company (the "Board") by the Certificate of Incorporation of, and pursuant to the provisions of SECTION 78.209 of the Nevada Corporation Law, there hereby is created out of the 5,000,000 shares of Preferred Stock authorized in the Certificate of Incorporation (the "Preferred Stock"), a Series of the Preferred Stock consisting of 12,000 shares, $0.0001 par value per share, to be designated "Series A Convertible Preferred Stock" (hereinafter "Series A Stock"), and to that end the Board adopted a resolution providing for the designation, powers, preferences and rights, and the qualifications, limitations and restrictions, of the Series A Preferred Stock, which resolution is as follows:

RESOLVED, that the Certificate of the Designations, Powers, Preferences and Rights of the Series A Preferred Stock ("Certificate of Designation") be and is hereby authorized and approved, which Certificate of Designation shall be filed with the Delaware Secretary of State in the form as follows:

The holders of outstanding shares of Series A Stock shall have rights as follows:

The 12,000 shares of Series A Stock may, at the option of the holder, be converted at any time into an aggregate of 12,000,000 fully paid and non-assessable shares of common stock.

If the shares of common stock issuable upon the conversion of shares of Series A Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise, then and in each such event, the holder of each share of Series A Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of common stock into which such share of Series A Stock might have been converted immediately prior to such reorganization, reclassification or change.

The Series A Stock shall have anti-dilution rights as follows;

Without limiting the generality of the forgoing, upon the reverse split, if any, of the common shares of AMBER, an anti-dilution right will exist in the Series A Stock so that the Series A Stock may not be reverse split by the shareholders or the board of directors of the Company under any circumstance.

1

Each share of Series A Stock shall be able to vote the equivalent of one (1) shares of common stock. Before any holder of shares of Series A Stock shall be entitled to convert the same into shares of common stock, such holder shall surrender the certificate or certificates therefore, duly endorsed, at the principal executive office of the corporation or of any transfer agent for such shares, and shall give written notice by mail, postage prepaid, to the corporation at its principal executive office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of common stock are to be issued. The corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of shares of Series A Stock, a certificate or certificates for the number of shares of common stock to which each holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Series A Stock to be converted, and the person or persons entitled to receive the shares of common stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of common stock as of such date.

In the event some but not all of the shares of Series A Stock represented by a certificate or certificates surrendered by a holder are converted, the corporation shall execute and deliver to the holder or to such other person as the holder may request in writing, at the expense of the corporation, a new certificate representing the number of shares of Series A Stock which were not converted.

If at any time, or from time to time, there shall be a reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities of the corporation (the, "Corporate Transaction"), provisions shall be made so that the holders of the Series A Stock shall thereafter be entitled to receive, upon conversion of their Series A Stock, such shares or other securities or property of the corporation or otherwise to which a holder of the common stock deliverable upon conversion of the Series A Stock would have been entitled upon such Corporate Transaction. In any such case, appropriate adjustment shall be made in the application of the provisions of this paragraph with respect to the rights of the holders of the Series A Stock after the Corporate Transaction, to the end that the provisions of this paragraph shall be applicable after the Corporate Transaction in as nearly equivalent a manner as may be practicable.

Dividends shall be paid with respect to shares of Series A Stock only as dividends are paid with respect to the shares of common stock of the corporation. Shares of Series A Stock shall only receive dividends to which they would be entitled if they were converted into shares of common stock immediately prior to the payment of the dividend. All liquidation rights of the shares of Series A Convertible Preferred Stock shall be the same as the liquidation rights of the common shares into which the shares of Series A Convertible Preferred Stock would be convertible immediately prior to any liquidation.

The corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the corporation, but will at all times in good faith assist in the carrying out of all the provisions of this section and in the taking of all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Series A Stock against impairment.

No fractional shares shall be issued upon conversion of shares of Series A Stock. In lieu of fractional shares, the corporation shall pay cash equal to such fraction multiplied by the then fair market value of the shares of common stock, as determined by the board of directors.

The corporation shall at all times reserve and keep available out of its authorized but unissued shares of common stock solely for the purpose of effecting the conversion of the shares of Series A Stock, such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Stock; and if at any time, the number of authorized, but unissued and unreserved, shares of common stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Stock, the corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized, but unissued and unreserved, shares of common stock to such number of shares as shall be sufficient for such purposes.

The holders of record of outstanding shares of Series A Stock shall be entitled to cast on any matter to be voted upon by the holders of common stock of the corporation, that number of votes which the number of shares of common stock into which such outstanding Series A Stock is then convertible would be entitled to cast multiplied by one (1).

IN WITNESS WHEREOF, Amber Alert Safety Centers, Inc. has caused this Certificate of Designation to be executed this May 18, 2007.

Amber Alert Safety Centers, Inc.

By: _____
Kai Patterson
President

3

CERTIFICATE OF THE DESIGNATIONS, POWERS
PREFERENCES AND RIGHTS
OF THE
SERIES B PREFERRED STOCK
($0.0001 PAR VALUE PER SHARE)

OF

AMBER ALERT SAFETY CENTERS, INC.

A NEVADA CORPORATION

PURSUANT TO SECTION 78 OF THE
NEVADA REVISED STATUTES

AMBER ALERT SAFETY CENTERS, INC., a Company organized and existing under the Nevada Revised Statutes of the State of Nevada (the "Corporation"), hereby certifies that the following resolution has been duly adopted by the Board of Directors of the Corporation:

DOES HEREBY CERTIFY, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation of the Corporation (as amended, the "Certificate of Incorporation"), there hereby is created, out of the 5,000,000 shares of Preferred Stock, par value $0.0001 per share, of the Corporation authorized in Article Fourth of the Certificate of Incorporation (the "Preferred Stock"), a series of the Preferred Stock of the Corporation consisting of 100 shares, which series shall have the following powers, designations, preferences and relative, participating, optional and other rights, and the following qualifications, limitations and restrictions:

1.   Designation and Amount.

This series of Preferred Stock shall be designated "Series B Preferred Stock" and the authorized number of shares constituting such series shall be 100. The par value of the Series B Preferred Stock shall be $0.0001 per share. Shares of the Series B Preferred Stock shall have a stated value of One Cent ($0.01) per share (the "Stated Value").

2.   Dividends.

The holders of shares of Series B Preferred Stock shall not be entitled to receive any dividends.

3.   Preferences on Liquidation.

(a)   Subject to the provisions of Section 6 below, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of the Series B Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, an amount equal to one cent ($0.01) per share.

4. <u>Voting Rights.</u>

Except as otherwise required by law or by the Certificate of Incorporation and except as set forth in Section 6(b) below, the outstanding shares of Series B Preferred Stock shall vote together with the shares of Common Stock of the Corporation as a single class and, regardless of the number of shares of Series B Preferred Stock outstanding and as long as at least one of such shares of Series B Preferred Stock is outstanding, shall represent eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of shareholders of the Corporation or action by written consent of shareholders. Each outstanding share of the Series B Preferred Stock shall represent its proportionate share of the 80% which is allocated to the outstanding shares of Series B Preferred Stock.

5. <u>Negative Covenants.</u>

The Corporation will not, by amendment of the Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Incorporation and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series B Preferred Stock against impairment.

6. <u>Ranking; Changes Affecting Series B.</u>

(a)   The Series B Preferred Stock shall, with respect to distribution rights on liquidation, winding up and dissolution, (i) rank senior to any of the shares of Common Stock of the Corporation, and any other class or series of stock of the Company which by its terms shall rank junior to the Series B Preferred Stock, and (ii) rank junior to any other series or class of preferred stock of the Corporation and any other class or series of stock of the Corporation which by its term shall rank senior to the Series B Preferred Stock.

(b)   So long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not (i) alter or change any of the powers, preferences, privileges or rights of the Series B Preferred Stock, or (ii) amend the provisions of this Section 6; in each case, without first obtaining the approval by vote or written consent, in the manner provided by law, of the holders of at least a majority of the outstanding shares of Series B Preferred Stock, as to changes affecting the Series B Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by its President this 18th day of May, 2007.

AMBER ALERT SAFETY CENTERS, INC.

By: _____
Kai Patterson
President

2



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20070371543-72
Ross Miller Secretary of State State of Nevada	Filing Date and Time 05/30/2007 2:00 PM
	Entity Number C28337-2001

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Amber Alert Safety Centers, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article Fourth of the Company's Articles of Incorporation, as amended, is to be amended to add the following immediately after the present Section (1) thereof (which sets forth the number and par value of the Company's authorized capital stock, none of which is being amended):

Effective 12:01 a.m. on May 30, 2007 (the "Effective Time"), each 9.5343007915567282321899736147757 shares of Common Stock then issued shall be automatically combined into one (1) share of Common Stock of the Corporation. No fractional shares or scrip representing fractions of a share shall be issued, but in lieu thereof, each fraction of a share that any stockholder would otherwise be entitled to receive shall be rounded up to the nearest whole share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 51%

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required): X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2007
Revised on: 01/01/07



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number
signature	**20090057760-86**
	Filing Date and Time
Ross Miller	**01/23/2009 12:15 PM**
Secretary of State	Entity Number
State of Nevada	**C28337-2001**

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

AMBER Alert Safety Centers, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article I, the name of the corporation has been changed as follows:

The name of this corporation is AMBER Ready, Inc.

Article IV, capitalization of the corporation has been changed to effect a 1:10 reverse stock split of the shares of common stock issued and outstanding, but not the number of authorized but unissued shares of common stock.

The full text of the new articles is attached hereto as Annex A.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 69.94%

4. Effective date of filing: (optional)   1/23/09
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X *signature*

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, In addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

Nevada Secretary of State Amend Profit-After
Revised: 7-1-08

This form must be accompanied by appropriate fees.

ANNEX A

ARTICLE I
NAME

The name of this corporation is AMBER Ready, Inc.

ARTICLE IV
CAPITALIZATION

The Corporation is authorized to issue two classes of stock. One class of stock shall be Common Stock, par value $0.0001. The second class of stock shall be Preferred Stock, par value $0.0001. The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors. The outstanding shares of Common Stock shall be reverse split on a one-for-ten basis, effective as of the filing date of this Certificate of Amendment. The number of authorized, but unissued shares and the par value per share shall not be affected by the reverse stock split. As of January 22, 2009, the Corporation had 28,597,410 shares of Common Stock issued and outstanding prior to the reverse split.

The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:

Class	Par Value	Authorized Shares
Common	$0.0001	100,000,000
Preferred	$0.0001	5,000,000
	Totals:	105,000,000



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090593987-72
Ross Miller Secretary of State State of Nevada	Filing Date and Time 08/03/2009 2:44 PM
	Entity Number C28337-2001

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

AMBER Ready, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article IV has been amended and restated to increase the number of authorized shares of common stock to 200,000,000. The complete text of the new Article IV is as follows:

ARTICLE IV
CAPITALIZATION

The Corporation is authorized to issue two classes of stock. One class of stock shall be Common Stock, par value $0.0001. The second class of stock shall be Preferred Stock, par value $0.0001.

(continues on attachment)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 57.36%

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 3-6-09

The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:

Class	Par Value	Authorized Shares
Common	$0.0001	200,000,000
Preferred	$0.0001	5,000,000
	Totals:	205,000,000